Misys plc

Salford Priors
EVESHAM
WR11 8SP

T +44(0) 1386 871373
F +44(0) 1386 871045

MISYS

SUPPL

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Rule 12g3-2(b) File No. 82-34981

Contact Tel: 01386 872154
Contact Fax: 01386 872102
Email:mark.devin@misys.co.uk

06017863

16 October 2006

Dear Sirs

Re: Misys plc – Rule 12g3-2(b) File No. 82-34981

Please find enclosed copies of announcements made between 6 and 16 October inclusive. These are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Misys plc (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rules 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

M Devin

Mark Devin
Consultant

Enc:

Dew 10/31

REG-Misys: Directorate Change <MSY.L>
Released: 16/10/2006

16 OCTOBER 2006
FOR IMMEDIATE RELEASE

MISYS plc

MISYS PLC APPOINTS MIKE LAWRIE GROUP CHIEF EXECUTIVE

The Board of Misys plc ("Misys" or "the Company") today (16 October 2006) announces that Mike Lawrie will join the Board as Group Chief Executive with effect from 1 November 2006. He brings a wealth of IT and software industry expertise to the role and the Board is confident that he is the ideal candidate to drive the Company forward and deliver value for all stakeholders.

Mike Lawrie was previously a general partner with ValueAct Capital, a private investment firm headquartered in San Francisco, CA. Prior to joining ValueAct, he was Chief Executive of Siebel Systems, the international software and solutions company, from 2004 -2005.

Mike spent 27 years with IBM where he rose to become Senior Vice President and Group Executive, Sales and Distribution, one of the company's most senior executives. From 1998 - 2001 he was responsible for all of IBM's EMEA operations, based in Paris. From 1995-97, he led aspects of IBM's business operations in Asia Pacific, based in Tokyo.

Sir Dominic Cadbury, Misys plc Chairman said: "We are extremely pleased to have secured someone of Mike's calibre who brings with him both software and services expertise and a substantial track record. His significant experience of refocusing international organisations and driving operational excellence across complex businesses will be invaluable to take Misys forward."

Mike Lawrie commented: "I am very excited to be joining Misys and taking on the challenge of returning it to levels of sustained growth and success. Misys is very well established in its markets, has a great range of valuable products, an enviable client list and a very talented workforce. My task will be to leverage these assets and provide strategic direction to help the Company drive value for shareholders, customers and employees."

Mike Lawrie is a Director of Symbol Technology, Inc and Good Technology, Inc. He previously served on the US Advisory Board of NTT DoCoMo and as a Director of SSA Global, Inc. He is a Trustee of Ohio University.

Mike Lawrie will receive a remuneration package that has been designed to align his financial reward directly with the performance of Misys and the interests of its shareholders. Information about Mike's remuneration package, his career history and ValueAct appear in the notes to this announcement.

Other than as set out in this announcement, no additional information is required to be disclosed pursuant to Listing Rule 9.6.13.

NOTES

Remuneration arrangements

The principle behind Mike Lawrie's remuneration package is to align his financial reward directly with the performance of Misys and the interests of its shareholders. His awards are consistent with best practice and provide a strong and direct link to the restoration of value to shareholders. There is no payment under the incentive plan unless the share price increases.

In a further move to strengthen the direct link between the interests of the Chief Executive and those of shareholders, in terms of value creation, Mike Lawrie will invest £500,000 of his own money in Misys shares.

Mike's base salary will be £550,000 per annum, subject to annual review. There will be a maximum annual bonus opportunity of up to 200% of salary, which will be pro-rated for the first year in line with the employment period. The bonus for the financial year of appointment will be based on Group Operating Profit. Targets for future awards will be established by the Remuneration Committee at the commencement of each financial year and will be based on an appropriate mix of financial and business objectives. In line with the arrangements for other executive directors, up to 50% of his bonus will be deferred into Misys shares for two years, subject to continued employment.

On joining, Mike Lawrie will be made a one-off award under the Transformation

Incentive Plan as follows:

* As set out above, Mike Lawrie will invest £500,000 in Misys shares which must be retained over the performance period.

* In return, he will be made a matching award of:

* share options with a face value of 4 x the personal investment; and

* performance shares with a face value of 4 x the personal investment.

* Awards will vest based on the extent to which the share price has increased over the period, based on the vesting schedule below.

Share price	% of award that vests
<£2.25	0%
£2.25	12.5%
£2.50	25%
£3.00	50%
£3.50	75%
£4.00	100%

With straight-line vesting between each point.

* The assessment of the extent to which the performance conditions have been met will be based on the highest average share price over a period of 20 consecutive trading days during the period. No portion of any award will vest unless the share price at the date of vesting is higher than the share price at the time the awards were made.

* Awards will vest on the fifth anniversary of the commencement of employment subject to the achievement of the share price targets above, with an opportunity for early vesting on the third and fourth anniversary to the extent to which the performance conditions have been met at these dates.

* There will be no further testing of awards following the fifth anniversary.

* Awards are contingent upon Mike Lawrie maintaining his level of personal investment over the performance period. Unvested awards will lapse pro-rata to reflect any change in the level of investment held.

* Awards will be settled using shares purchased in the market or held in trust.

From June 2007, the annual long term incentive plans applicable to the existing executive directors will also apply to Mike Lawrie.

The Company will contribute 20% of base salary into pension arrangements. Mike Lawrie will be entitled to normal benefits (e.g. medical and life assurance). He will also be entitled to certain benefits in relation to his relocation (e.g. accommodation and expatriate tax advice).

The notice period for Mike Lawrie is 12 months, although notice cannot be given by Misys in the first 6 months of his employment.

Information about ValueAct Capital

Mike Lawrie was previously a partner at ValueAct Capital, a private investment firm based in San Francisco, CA with approximately US$4.6 billion in assets. ValueAct Capital may or may not make investments in Misys plc securities.

Mike Lawrie - Further career details

2005-Oct 2006	VA Partners, LLC
	Partner
2004-2005	Siebel Systems inc
	Chief Executive Officer
1977-2004	IBM corporation

2001-2004	Senior Vice President and Group Executive, Sales and Distribution Responsibilities included IBM's sales and distribution operations worldwide, including revenue, profit and customer satisfaction in more than 160 countries. In this role he led IBM's 40,000 person direct sales force, business partners and IBM.com channels, which account for worldwide sales of all IBM products and services.
1998-2001	General Manager, IBM Europe, Middle East, Africa (Paris)
1997-1998	General Manager, Network Computing Division, US
1996-1997	General Manager, Industries, IBM, Asia Pacific, (Tokyo)
1995-1996	General Manager, Software IBM Asia Pacific, (Tokyo)
1992-1995	General Manager, Great Lakes Area, US
	Prior to the 90s a range of marketing, operational and financial roles in IBM

ENDS

ANALYST/INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES

Susan Cottam
Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807 721
Email: susan.cottam@misys.co.uk

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910 914
Email: josh.rosenstock@misys.co.uk

About Misys plc

Misys plc (FTSE: MSY.L), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END

REG-Misys: Treasury Stock <MSY.L>
Released: 13/10/2006

Misys Employees' Share Trust ("the Trust")
Misys plc ("Misys") announces that it received notification on 11 October 2006 for the purposes of s. 324 of the Companies Act 1985 of the following exercise of options over Misys 1p shares and subsequent re-purchase of shares from participants by the Trust:

Date of Exercise	No. of Options	Option Price	No. shares repurchased	Price
11 October 2006	20,000	n/a	6,650	£1.87

The Trust is a discretionary trust that was established for the benefit of the Company's employees. It has an independent professional trustee and is currently financed by the Company and its subsidiaries. The Trust purchases shares on The London Stock Exchange, in conjunction with the Company's discretionary share option and award plans.
Following the above transactions, the Trust has an interest in 22,066,429 ordinary shares representing 3.99% of Misys's issued share capital, in which each of the directors of Misys is deemed to be interested
END

REG-Misys: Treasury Stock <MSY.L>
Released: 12/10/2006

Transfer of Shares held in Treasury
Misys plc announces that on 12 October 2006 it transferred to participants in its employee share schemes 35,764 ordinary shares at nil cost. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total of 51,329,479 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,397,557.
12.10.06
Analyst / Investor Enquiries:

Alex Dee	Tel: +44 (0) 20 7368 2336
	Mob: +44 (0 7989 017 979
	Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam	Tel: +44 (0) 20 7368 2305
	Mob: +44 (0) 7957 807721
	Email: susan.cottam@misys.co.uk
Josh Rosenstock	Tel: +44 (0) 20 7368 2327
	Mob: +44 (0) 7921 910914
	Email: josh.rosenstock@misys.co.uk

END

Rule 12g3-2(b) File No. 82-34981

REG-Misys: Director/PDMR Shareholding <MSY.L>
Released: 11/10/2006

Misys Employees' Share Trust ("the Trust")
Misys plc ("Misys") announces that it received notification on 10 October 2006 for the purposes of s. 324 of the Companies Act 1985 of the following exercise of options over Misys 1p shares and subsequent re-purchase of shares from participants by the Trust:

Date of Exercise	No. of Options	Option Price	No. shares repurchased	Price
10 October 2006	110,770	n/a	54,111	£1.895

The Trust is a discretionary trust that was established for the benefit of the Company's employees. It has an independent professional trustee and is currently financed by the Company and its subsidiaries. The Trust purchases shares on The London Stock Exchange, in conjunction with the Company's discretionary share option and award plans.
Following the above transactions, the Trust has an interest in 22,079,779 ordinary shares representing 4.00% of Misys's issued share capital, in which each of the directors of Misys is deemed to be interested
END

Rule 12g3-2(b) File No. 82-34981

REG-Misys: Holding(s) in Company <MSY.L>
Released: 11/10/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

   MISYS plc

2. Name of shareholder having a major interest

   UBS AG ACTING THROUGH ITS BUSINESS GROUP AND VARIOUS LEGAL ENTITIES - SEE ATTACHED SCHEDULE

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

   NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

   Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

   ORDINARY 1p SHARES

10. Date of transaction

   Not known

11. Date listed company informed

   10.10.06

12. Total holding following this notification

   MATERIAL - 27,297,241

   NON-MATERIAL - 58,822,648

   TOTAL -86,119,889

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

   17.21%

14. Any additional information

15. Name of contact and telephone number for queries

   ANDREA GRAY

   01386 872130

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 11 October 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
Misys plc - Schedule 10 - Notification of Major Interests in Shares - 10October 2006

UBS business group/legal entity	No of Shares
Non Material Interest	
UBS AG Global Asset Management	4,470,694
UBS Fund Management (Switzerland) AG	1,261,317
UBS Fund Services (Luxembourg) SA	13,991,659
UBS Global Asset Management (Americas) Inc.	408,479
UBS Global Asset Management (Canada) Co.	72,929
UBS Global Asset Management (Deutschland) GmbH	1,557,457
UBS Global Asset Management (France) SA	21,200
UBS Global Asset Management (Hong Kong) Ltd	125,177
UBS Global Asset Management (Japan) Ltd	2,515,212
UBS Global Asset Management (Singapore) Ltd	590,325
UBS Global Asset Management (UK) Ltd	31,854,022
UBS O'Connor LLC	753,230
UBS AG - Wealth Management and Business Banking	782,152
UBS Wealth Management (UK) Ltd	418,795
Sub Total	58,822,648
Material Interest	
UBS AG London Branch	23,658,809
UBS Global Asset Management (Life) Ltd	3,638,432
Sub Total	27,297,241
TOTAL	86,119,889

END

REG-Misys: Holding(s) in Company <MSY.L>
Released: 10/10/2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of listed company

MISYS plc

2. Name of shareholder having a major interest

UBS AG ACTING THROUGH ITS BUSINESS GROUP AND VARIOUS LEGAL ENTITIES - SEE ATTACHED SCHEDULE

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDERS NAMED IN 2. ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE ATTACHED SCHEDULE

5. Number of shares/amount of stock acquired

NOT KNOWN

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares/ amount of stock disposed

Not known

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9. Class of security

ORDINARY 1p SHARES

10. Date of transaction

Not known

11. Date listed company informed

6.10.06

12. Total holding following this notification

MATERIAL - 23,572,445

NON-MATERIAL - 58,437,154

TOTAL -82,009,599

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

16.39%

14. Any additional information

15. Name of contact and telephone number for queries

ANDREA GRAY

01386 872130

16. Name and signature of duly authorised officer of the listed company official responsible for making this notification

ANDREA GRAY

Date of notification: 10 October 2006
Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966(PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority
Misys plc - Schedule 10 - Notification of Major Interests in Shares - 6October 2006

UBS business group/legal entity	No of Shares
Non Material Interest	
UBS AG Global Asset Management	37,574
UBS Fund Management (Switzerland) AG	5,680,237
UBS Fund Services (Luxembourg) SA	13,991,659
UBS Global Asset Management (Americas) Inc.	408,479
UBS Global Asset Management (Canada) Co.	72,929
UBS Global Asset Management (Deutschland) GmbH	1,557,457
UBS Global Asset Management (France) SA	21,200
UBS Global Asset Management (Hong Kong) Ltd	125,177
UBS Global Asset Management (Japan) Ltd	2,515,212
UBS Global Asset Management (Singapore) Ltd	590,325
UBS Global Asset Management (UK) Ltd	31,868,572
UBS O'Connor LLC	353,786
UBS AG - Wealth Management and Business Banking	782,152
UBS Wealth Management (UK) Ltd	432,395
Sub Total	58,437,154
Material Interest	
UBS AG London Branch	19,934,013
UBS Global Asset Management (Life) Ltd	3,638,432
Sub Total	23,572,445
TOTAL	82,009,599

END

Rule 12g3-2(b) File No. 82-34981

REG-Misys: Treasury Stock <MSY.L>
Released: 10/10/2006

Transfer of Shares held in Treasury
Misys plc announces that on 10 October 2006 it transferred to participants in its employee share schemes 10,153 ordinary shares at prices between nil cost and 189p per share. The shares were all formerly held as Treasury shares. Following the above transfer of shares out of Treasury, Misys plc holds a total of 51,365,243 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding Treasury shares) is 500,361,793.
10.10.06

Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336
Mob: +44 (0 7989 017 979
Email: alex.dee@misys.co.uk

Media Enquiries:

Susan Cottam — Tel: +44 (0) 20 7368 2305
Mob: +44 (0) 7957 807721
Email: susan.cottam@misys.co.uk

Josh Rosenstock — Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910914
Email: josh.rosenstock@misys.co.uk

END